                            UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549

                            SCHEDULE 13D


              Under the Securities Exchange Act of 1934
                        (Amendment No. ___)*



                         HADSON CORPORATION
      ---------------------------------------------------------
                          (Name of Issuer)


                    Common Stock, $.01 par value
      ---------------------------------------------------------
                   (Title of Class of Securities)


                              40501V101
                    ----------------------------
                           (CUSIP Number)


    John R. McCall, Executive Vice President, General Counsel and
                        Corporate Secretary,
LG&E Energy Corp., 220 W. Main Street, P.O. Box 32030, Louisville, KY
                        40232, (502) 627-2000
      ---------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive
                     Notices and Communications)


                          February 10, 1995
      ---------------------------------------------------------
       (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
(2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: This statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Exhibit Index on Page 13

                                 SCHEDULE 13D

CUSIP No.  40501V101                          Page 2

- --------------------                          -------

- ---------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   LG&E ENERGY CORP., IRS-ID: 61-1174555
- -- -------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  / /
                                                         (b)  /X/

- -- -------------------------------------------------------------
3  SEC USE ONLY


- -- -------------------------------------------------------------
4  SOURCE OF FUNDS*

   NO FUNDS HAVE BEEN PAID OR ARE REQUIRED TO BE PAID AT THIS
   TIME BECAUSE THIS REPORTING PERSON HAS ONLY OBTAINED SHARED VOTING POWER. IF THE REPORTING PERSON OBTAINS SHARES OF
   COMMON STOCK PURSUANT TO THE MERGER AGREEMENT (DISCUSSED IN
   ITEM 4), IT INTENDS TO FINANCE SUCH PURCHASES THROUGH SOME OR ALL OF THE FOLLOWING SOURCES: WC; AF; BK
- -- -------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                             / /



- -- -------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   KENTUCKY
- -- -------------------------------------------------------------
    NUMBER OF     7    SOLE VOTING POWER
     SHARES                            0
  BENEFICIALLY    --   ------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                             16,708,607
    REPORTING     --   ------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                             0
                  --   ------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                       0
                  --   ------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   16,708,607

- -- -------------------------------------------------------------
12 CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  CERTAIN
   SHARES*                                                    / /



- -- -------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   65.1% (BASED UPON NUMBER OF OUTSTANDING SHARES OF COMMON STOCK AS REPORTED BY ISSUER IN ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 1994 AND AS REPRESENTED BY THE ISSUER IN SECTION 5.4 OF THE MERGER AGREEMENT.)
   -------------------------------------------------------------
- --
14 TYPE OF REPORTING PERSON*

   HC; CO
- -- -------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP No. 40501V101                           Page 3
- --------------------                          -------

- ---------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   CAROUSEL ACQUISITION CORPORATION
- -- -------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  / /
                                                         (b)  /X/

- -- -------------------------------------------------------------
3  SEC USE ONLY


- -- -------------------------------------------------------------
4  SOURCE OF FUNDS*
   NO FUNDS HAVE BEEN PAID OR ARE REQUIRED TO BE PAID AT THIS
   TIME BY THIS REPORTING PERSON.  IF THE REPORTING PERSON
   OBTAINS SHARES OF COMMON STOCK PURSUANT TO THE MERGER
   AGREEMENT (DISCUSSED IN ITEM 4), IT INTENDS TO FINANCE SUCH PURCHASES THROUGH SOME OR ALL OF THE FOLLOWING SOURCES: AF; BK

- -- -------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                             / /

- -- -------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   DELAWARE
- -- -------------------------------------------------------------
    NUMBER OF     7    SOLE VOTING POWER
     SHARES                            0
  BENEFICIALLY    --   ------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                             16,708,607
    REPORTING     --   ------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                             0
                  --   ------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                       0
                  --   ------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   16,708,607
- -- -------------------------------------------------------------
12 CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  CERTAIN
   SHARES*                                                    / /

- -- -------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   65.1% (BASED UPON NUMBER OF OUTSTANDING SHARES OF COMMON STOCK AS REPORTED BY ISSUER IN ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 1994 AND AS REPRESENTED BY THE ISSUER IN SECTION 5.4 OF THE MERGER AGREEMENT.)
   -------------------------------------------------------------
- --
14 TYPE OF REPORTING PERSON*

   CO
- -- -------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP No. 40501V101                           Page 4
- --------------------                          -------

- ---------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   CAROUSEL HOLDING CORPORATION
- -- -------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  / /
                                                         (b)  /X/

- -- -------------------------------------------------------------
3  SEC USE ONLY


- -- -------------------------------------------------------------
4  SOURCE OF FUNDS*

   NOT APPLICABLE
- -- -------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                             / /


- -- -------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   DELAWARE
- -- -------------------------------------------------------------
    NUMBER OF     7    SOLE VOTING POWER
     SHARES                            0
  BENEFICIALLY    --   ------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                             16,708,607
    REPORTING     --   ------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                             0
                  --   ------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                       0
                  --   ------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   16,708,607
- -- -------------------------------------------------------------
12 CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  CERTAIN
   SHARES*                                                    / /


- -- -------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   65.1% (BASED UPON NUMBER OF OUTSTANDING SHARES OF COMMON STOCK AS REPORTED BY ISSUER IN ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 1994 AND AS REPRESENTED BY THE ISSUER IN SECTION 5.4 OF THE MERGER AGREEMENT.)
   -------------------------------------------------------------

14 TYPE OF REPORTING PERSON*

   HC; CO
- ----------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 40501V101          13D           Page 5

                             INTRODUCTION

     This Statement constitutes the initial filing for the following reporting persons: LG&E Energy Corp. ("LG&E Energy"), Carousel Holding Corporation ("Parent") and Carousel Acquisition Corporation ("Carousel")(LG&E Energy, Parent and Carousel each a "Reporting Person" and collectively, the "Reporting Persons"). As required by General Instruction C, information is given with respect to the executive officers and directors of each Reporting Person and each person controlling each Reporting Person (collectively, the "Related Parties").

ITEM 1.  SECURITY AND ISSUER.

     The class of equity securities to which this Statement relates is the Issuer's Common Stock, $.01 par value. The Issuer is Hadson
Corporation and its principal executive offices are located at 2777 Stemmons Freeway, Suite 700, Dallas, Texas 75207.


ITEM 2.  IDENTITY AND BACKGROUND

     (a) - (c), (f) This Statement is filed on behalf of each Reporting Person. Set forth below is the name, state of organization, principal business, address of its principal business and address of its principal office for each Reporting Person:


                 State Of                                   Address Of           Address Of
Name          Organization       Principal Business    Principal Business     Principal Office
- ----          ------------       ------------------    ------------------     -----------------
LG&E Energy   Kentucky           Exempt utility        220 W. Main Street     220 W. Main Street
Corp.                            holding company that  P.O. Box 32030         P.O. Box 32030
                                 owns and operates     Louisville, KY         Louisville, KY  40232
                                 diversified energy    40232
                                 services businesses
                                                       220 W. Main Street     220 W. Main Street
Carousel      Delaware           Parent company of     P.O. Box 32030         P.O. Box 32030
Holding                          acquisition company   Louisville, KY         Louisville, KY  40232
Corporation                                            40232

Carousel      Delaware           Acquisition company   220 W. Main Street     220 W. Main Street
Acquisition                                            P.O. Box 32030         P.O. Box 32030
Corporation                                            Louisville, KY         Louisville, KY  40232
                                                       40232


CUSIP No. 40501V101          13D           Page 6

      Each Related Party is a citizen of the United States. The name, business address and principal occupation of each Related Party, each of whom is a natural person, is set forth below:

Name                          Business Address              Principal Occupation
- ----                          ----------------              --------------------
LG&E ENERGY CORP.

Roger W. Hale                 220 W. Main Street            President and Chief
Chairman of the Board,        P.O. Box 32030                Executive Officer, LG&E
President and Chief           Louisville, Kentucky  40232   Energy
Executive Officer

William C. Ballard, Jr.       220 W. Main Street            Of Counsel, Greenebaum Doll
Director                      P.O. Box 32030                & McDonald (Legal Affairs),
                              Louisville, Kentucky  40232   Louisville, KY

Owsley Brown II               220 W. Main Street            President and CEO, Brown-
Director                      P.O. Box 32030                Forman Corporation (Consumer
                              Louisville, Kentucky  40232   Products), Louisville, KY

S. Gordon Dabney              220 W. Main Street            President, Standard Foods,
Director                      P.O. Box 32030                Inc. (Food Processing),
                              Louisville, Kentucky  40232   Louisville, KY

Gene P. Gardner               220 W. Main Street            Chairman, Beaver Dam Coal
Director                      P.O. Box 32030                Company (Coal Properties),
                              Louisville, Kentucky  40232   Louisville, KY

J. David Grissom              220 W. Main Street            Chairman, Mayfair Capital,
Director                      P.O. Box 32030                Inc. (Investments),
                              Louisville, Kentucky  40232   Louisville, KY

David B. Lewis                220 W. Main Street            Chairman and founding
Director                      P.O. Box 32030                partner, Lewis, White &
                              Louisville, Kentucky  40232   Clay, a Professional
                                                            Corporation (Legal Affairs),
                                                            Detroit, MI

Anne McNamara                 220 W. Main Street            Senior Vice President,
Director                      P.O. Box 32030                Administration and General
                              Louisville, Kentucky  40232   Counsel, AMR Corporation
                                                            (Airline Holding Company)
                                                            and American Airlines Inc.,
                                                            Dallas, TX

T. Ballard Morton, Jr.        220 W. Main Street            Executive in Residence,
Director                      P.O. Box 32030                University of Louisville,
                              Louisville, Kentucky  40232   College of Business and
                                                            Public Administration
                                                            (Higher Education),
                                                            Louisville, KY

Dr. Donald C. Swain           220 W. Main Street            President, University of
Director                      P.O. Box 32030                Louisville (Higher
                              Louisville, Kentucky  40232   Education), Louisville, KY

Edward J. Casey, Jr.          220 W. Main Street            Group President, LG&E Energy
Executive Officer             P.O. Box 32030                Services, LG&E Energy
                              Louisville, Kentucky  40232


CUSIP No. 40501V101          13D           Page 7


Name                          Business Address              Principal Occupation
- ----                          ----------------              --------------------
John R. McCall                220 W. Main Street            Executive Vice President,
Executive Officer             P.O. Box 32030                General Counsel and
                              Louisville, Kentucky  40232   Corporate Secretary, LG&E
                                                            Energy

Stephen R. Wood               220 W. Main Street            Executive Vice President and
Executive Officer             P.O. Box 32030                Chief Administrative
                              Louisville, Kentucky  40232   Officer, LG&E Energy

Charles A. Markel             220 W. Main Street            Corporate Vice President-
Executive Officer             P.O. Box 32030                Finance,  LG&E Energy,
                              Louisville, Kentucky  40232   Louisville Gas & Electric
                                                            Company

Paul W. Thompson              220 W. Main Street            Vice President-Business
Executive Officer             P.O. Box 32030                Development, LG&E Energy
                              Louisville, Kentucky  40232

Chris Hermann                 220 W. Main Street            Vice President and General
Executive Officer             P.O. Box 32030                Manager-Wholesale Electric
                              Louisville, Kentucky  40232   Business, LG&E Energy
                                                            Services, Louisville Gas &
                                                            Electric Company

Victor A. Staffieri           220 W. Main Street            President, Louisville Gas
Executive Officer             P.O. Box 32030                and Electric Company
                              Louisville, Kentucky  40232

David R. Carey                220 W. Main Street            Senior Vice President-
Executive Officer             P.O. Box 32030                Operations, Louisville Gas
                              Louisville, Kentucky  40232   and Electric Company

M. Lee Fowler                 220 W. Main Street            Vice President and
Executive Officer             P.O. Box 32030                Controller, Louisville Gas
                              Louisville, Kentucky  40232   and Electric Company

Wendy C. Heck                 220 W. Main Street            Vice President-Information
Executive Officer             P.O. Box 32030                Services, Louisville Gas and
                              Louisville, Kentucky  40232   Electric Company

Rebecca L. Holt               220 W. Main Street            Vice President-Gas Service
Executive Officer             P.O. Box 32030                Business, Louisville Gas &
                              Louisville, Kentucky  40232   Electric Company
CAROUSEL ACQUISITION
CORPORATION                   220 W. Main Street            Chairman of the Board,
 Roger W. Hale,               P.O. Box 32030                President and Chief
 Chairman of the Board        Louisville, Kentucky  40232   Executive Officer, LG&E
                                                            Energy
                              220 W. Main Street
 Edward J. Casey, Jr.,        P.O. Box 32030                Group President, LG&E Energy
 Director and President       Louisville, Kentucky  40232   Services, LG&E Energy

                              220 W. Main Street
 John R. McCall,              P.O. Box 32030                Executive Vice President,
 Director and Secretary       Louisville, Kentucky  40232   General Counsel and
                                                            Corporate Secretary, LG&E
                                                            Energy

Paul W. Thompson              220 W. Main Street            Vice President-Business
Vice President                P.O. Box 32030                Development, LG&E Energy
Treasurer                     Louisville, Kentucky  40232


CUSIP No. 40501V101          13D           Page 8


Name                          Business Address              Principal Occupation
- ----                          ----------------              --------------------

CAROUSEL HOLDING CORPORATION

 Roger W. Hale,               220 W. Main Street            Chairman of the Board,
 Director and President       P.O. Box 32030                President and Chief
                              Louisville, Kentucky  40232   Executive Officer, LG&E
                                                            Energy
 Edward J. Casey, Jr.,        220 W. Main Street
 Director, Vice President     P.O. Box 32030                Group President, LG&E Energy
 and Treasurer                Louisville, Kentucky  40232   Services, LG&E Energy

 John R. McCall,              220 W. Main Street
 Director and Secretary       P.O. Box 32030                Executive Vice President,
                              Louisville, Kentucky  40232   General Counsel and Corporate
                                                            Secretary, LG&E Energy



     (d) and (e)    No Reporting Person or Related Party has, during
the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     LG&E Energy has the power to vote 10,395,665 of the shares of Common Stock reported herein in certain circumstances, pursuant to a Limited Irrevocable Proxy, dated February 10, 1995 (the "Santa Fe Proxy") granted by Santa Fe Energy Resources, Inc. ("Santa Fe"). LG&E Energy has the power to vote the remaining 6,312,942 shares of Common Stock reported herein in certain circumstances, pursuant to a Limited Irrevocable Proxy dated February 10, 1995 (the "Prudential Proxy") granted by The Prudential Insurance Company of America, Pruco Life Insurance Company and PruSupply, Inc. (collectively, "Prudential"). The Santa Fe Proxy and the Prudential Proxy are discussed further in
Item 4. Copies of the Santa Fe Proxy and the Prudential Proxy are filed as Exhibits 5 and 6, respectively, and are incorporated herein by reference.

     LG&E Energy and Carousel have not had to pay funds, and are not currently required to pay funds, in connection with the shares of Common Stock reported herein. Such funds will become due if and immediately prior to when the Merger contemplated by the Merger
Agreement becomes effective.  The Santa Fe Securities Purchase
Agreement provides for an aggregate purchase price of $55.25 million for all of the securities being purchased and sold thereunder (which are listed in Item 4), including without limitation 10,395,665 shares of Issuer's Common Stock. The Prudential Securities Purchase
Agreement provides for an aggregate purchase price of $63 million
(plus accrued interest, if any, on the 8% Senior Secured Notes) for all of the securities being purchased and sold thereunder (which are listed in Item 4), including without

CUSIP No. 40501V101          13D           Page 9

limitation 1,329,762 shares of Issuer's Common Stock and the rights and benefits in 4,983,180 shares of Issuer's Common Stock under the HP Trust. Moreover, if and when the Merger becomes effective pursuant to the Merger Agreement, LG&E Energy and Carousel will be required to pay $2.75 per share (or approximately $24.7 million in the aggregate) for the outstanding shares of Common Stock of Issuer, excluding any shares acquired pursuant to the Santa Fe Securities Purchase Agreement and the Prudential Securities Purchase Agreement and certain other shares as described in Item 4. LG&E Energy and Carousel currently anticipate that they would obtain such funds through one or more of working capital, affiliates' working capital, an existing bank facility and/or a new bank facility. Carousel is a wholly-owned subsidiary of Parent, which in turn is a wholly-owned subsidiary of LG&E Energy .

ITEM 4.  PURPOSE OF TRANSACTION

     The transactions reported herein have been entered into with the purpose of obtaining ownership and control of all voting securities of Issuer, with the effect that Issuer will become an indirect wholly-owned subsidiary of LG&E Energy pursuant to a merger of Carousel with and into Issuer, with Issuer as the surviving corporation (the "Merger"). Issuer, LG&E Energy and Carousel have entered into an Agreement and Plan of Merger, dated as of February 10, 1995 (the "Merger
Agreement"), providing for the Merger, subject to the satisfaction of certain conditions, including obtaining the consent of the requisite holders of the Issuer's Common Stock. A copy of the Merger Agreement is filed as Exhibit 2. Articles I, II, III, IV, VII, VIII, IX and X of the Merger Agreement are incorporated herein by reference.

     If the Merger is approved and becomes effective, Carousel will be merged with and into Issuer, with Issuer as the surviving corporation,
(i) each share of common stock of Carousel will be converted into and become one fully-paid and nonassessable share of Common Stock of the surviving corporation, (ii) each share of Common Stock of Issuer issued and outstanding immediately prior to the effective time (other than treasury shares, shares beneficially owned by LG&E Energy or its subsidiaries, including without limitation shares of the Issuer's
Common Stock held in the HP Trust, and shares held by holders who have properly exercised, and not withdrawn or lost, appraisal rights under the Delaware General Corporation Law) shall be converted into and become a right to receive $2.75 in cash, without any interest thereon,
(iii) each share of Series A Preferred shall remain unchanged and outstanding and shall represent one share of Series A Preferred of the surviving corporation, (iv) each share of Series B Preferred shall remain unchanged and outstanding and shall represent one share of Series B Preferred of the surviving corporation, (v) the directors of Carousel immediately prior to the Merger's effectiveness will become the directors of the surviving corporation and the executive officers of Issuer immediately prior to the Merger's effectiveness are expected to remain as the executive officers of the surviving corporation; (vi) the certificate of incorporation of Issuer in effect immediately prior to the Merger shall be the certificate of incorporation of the surviving corporation and the bylaws of Carousel in effect immediately prior to the Merger shall be the bylaws of the surviving corporation, in either case until duly amended in accordance with applicable law; (vii) the Common Stock will be delisted from the New York Stock Exchange, and (viii) the Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

CUSIP No. 40501V101          13D           Page 10


     As mentioned in Item 3, LG&E Energy has the power to vote the shares of Common Stock reported herein in certain circumstances, pursuant to the Santa Fe Proxy and the Prudential Proxy (collectively the "Proxies"). Specifically, the Proxies entitle LG&E Energy to vote any shares of Common Stock held by Santa Fe and Prudential, respectively, in such manner as to cause the Merger to be approved, only if Santa Fe or Prudential, respectively, fails or refuses to vote its shares of Common Stock in favor of the Merger. Santa Fe and Prudential granted the Proxies in accordance with the terms of two related Securities Purchase Agreements, dated February 10, 1995 with LG&E Energy and Carousel (the "Santa Fe Securities Purchase Agreement" and the "Prudential Securities Purchase Agreement," respectively).

     The Santa Fe Securities Purchase Agreement provides for the sale by Santa Fe to LG&E Energy and Carousel of (i) 10,395,665 shares of Issuer's Common Stock, (ii) 2,335,907 shares of Senior Cumulative Preferred Stock, Series A of Issuer (the "Series A Preferred"), and
(iii) $2.35 million in aggregate principal amount of 9% Junior Notes of Issuer. Such purchase and sale is to become effective immediately prior to the Merger. A copy of the Santa Fe Securities Purchase Agreement is filed as Exhibit 3. Articles 1, 2, 5, 6, 7 and 8 of the Santa Fe Securities Purchase Agreement are incorporated herein by reference.

     The Prudential Securities Purchase Agreement provides for the sale by Prudential to LG&E Energy and Carousel of (i) 1,329,762 shares of Issuer's Common Stock, (ii) the rights and benefits provided under the Agreement and Declaration of Trust (the "HP Trust"), dated December 14, 1993, by and among Issuer, Prudential, and Liberty Bank and Trust Company of Oklahoma, N.A., in 4,983,180 shares of Issuer's Common Stock, (iii) 5,010 shares of Junior Exercisable Automatically Convertible Preferred Stock, Series B of Issuer (the "Series B Preferred") and (iv) $56.4 million in original aggregate principal amount of 8% Senior Secured Notes due 2003 of Issuer. Such purchase and sale is to become effective immediately prior to the Merger. A copy of the Prudential Securities Purchase Agreement is filed as
Exhibit 4. Articles 1, 2, 5, 6, 7 and 8 of the Prudential Securities Purchase Agreement are incorporated herein by reference.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) and (b)    Set forth in the table below are the number and
percentage of Common Stock beneficially owned, as well as the nature of ownership, for each Reporting Person as of the date hereof:


                                 Number Of Shares           Number of Shares
                           Beneficially Owned With Sole   Beneficially Owned With    Aggregate Number of      Percentage of Shares
           Name            Voting And Dispositive Power   Shared Voting Power      Shares Beneficially Owned  Beneficially Owned
           ----            ----------------------------   -----------------------  -------------------------  --------------------

LG&E Energy Corp.           Not applicable                         16,708,607                   16,708,607                 65.1%

Carousel Acquisition        Not applicable                         16,708,607                   16,708,607                 65.1%
Corporation




CUSIP No. 40501V101          13D           Page 11

Carousel Holding            Not applicable                         16,708,607                   16,708,607                 65.1%
Corporation

     (c)  None.

     (d) To the knowledge of the Reporting Persons, Santa Fe and Prudential still have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock reported herein.

     (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Reference is made to the discussion of the Merger Agreement, the Santa Fe Securities Purchase Agreement, the Prudential Securities Purchase Agreement, the Santa Fe Proxy and the Prudential Proxy in Items 3 and
4. Such documents are incorporated herein by reference to the same extent as incorporated by reference in Items 3 and 4.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit
 Number   Description
- --------  -----------
   1 Agreement, dated February 21, 1995, among Reporting Persons relating to filing of joint acquisition statement.

   2 Agreement and Plan of Merger, dated as of February 10, 1995, among LG&E Energy, Carousel and Issuer.

   3 Securities Purchase Agreement, dated February 10, 1995, among Santa Fe, LG&E Energy and Carousel.

   4 Securities Purchase Agreement, dated February 10, 1995, among Prudential, LG&E Energy and Carousel

   5 Limited Irrevocable Proxy, dated February 10, 1995, between Santa Fe and LG&E Energy.

   6 Limited Irrevocable Proxy, dated February 10, 1995, between Prudential and LG&E Energy.

CUSIP No. 40501V101          13D           Page 12


                              SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 21, 1995
                              LG&E ENERGY CORP.

                              By:     /s/ Edward J. Casey, Jr.
                                  ----------------------------------------
                              Name:  Edward J. Casey, Jr.
                                   ---------------------------------------
                              Title:Group  President, LG&E Energy Services,
                                    LG&E Energy Corp.
                                    --------------------------------------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 21, 1995
                              CAROUSEL ACQUISITION CORPORATION

                              By:     /s/ Edward J. Casey, Jr.
                                  ------------------------------------
                              Name:  Edward J. Casey, Jr.
                                   -----------------------------------
                              Title:President
                                    ----------------------------------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 21, 1995
                              CAROUSEL HOLDING CORPORATION

                              By:     /s/ Edward J. Casey, Jr.
                                  ------------------------------------
                              Name:  Edward J. Casey, Jr.
                                   -----------------------------------
                              Title:Vice President And Treasurer
                                    ----------------------------------

CUSIP No. 40501V101          13D           Page 13


                             EXHIBIT INDEX


      Exhibit
      Number        Description
     --------       -----------
         1          Agreement, dated February 21, 1995, among Reporting
                    Persons relating to filing of joint acquisition statement.

         2 Agreement and Plan of Merger, dated as of February 10, 1995, among LG&E Energy, Carousel and Issuer.

         3 Securities Purchase Agreement, dated February 10, 1995, among Santa Fe, LG&E Energy and Carousel.

         4 Securities Purchase Agreement, dated February 10, 1995, among Prudential, LG&E Energy and Carousel

         5 Limited Irrevocable Proxy, dated February 10, 1995, between Santa Fe and LG&E Energy.

         6 Limited Irrevocable Proxy, dated February 10, 1995, between Prudential and LG&E Energy.